Filed Pursuant to Rule 433
Registration Nos. 333-107421 and 333-107421-01
August 28, 2007
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 28, 2007)

Issuer:	NiSource Finance Corp.
Guarantor:	NiSource Inc.
Security:	6.40% Notes due 2018
Ratings:	Baa3/BBB/BBB (Moody’s/Standard & Poor’s/Fitch)
Size:	$800,000,000
Public Offering Price:	99.905%
Maturity:	March 15, 2018
Treasury Benchmark:	4.750% due August 15, 2017
US Treasury Yield:	4.537%
Spread to Treasury:	187.5 basis points
Re-offer Yield:	6.412%
Optional Redemption Terms:	Make-whole call at Treasury plus 30 basis points
Coupon:	6.40%
Interest Payment Dates:	March 15 and September 15 of each year beginning March 15, 2008
Format:	SEC Registered
Transaction Date:	August 28, 2007
Expected Settlement Date:	August 31, 2007
Joint Lead Managers:	Banc of America Securities LLC BNP Paribas Securities Corp. Deutsche Bank Securities Inc.
Co-Managers:	BMO Capital Markets Corp. KeyBanc Capital Markets Inc. Greenwich Capital Markets, Inc. Piper Jaffray & Co.
The issuer and guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling NiSource Inc. toll-free at 1-877-647-5990 or Banc of America Securities LLC toll-free at 1-800-294-1322, BNP Paribas Securities Corp. toll-free at 1-800-854-5674 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.